SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Banner Corporation
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

06652V208
(CUSIP Number)

Spencer C. Fleischer
Friedman Fleischer & Lowe GP III, LLC
One Maritime Plaza, Suite 2200
San Francisco, CA 94111
Telephone: (415) 402-2100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Neil W. Townsend, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

November 4, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06652V208	Page 2 of 10 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Friedman Fleischer & Lowe Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 994,493
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 994,493
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 994,493
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06652V208	Page 3 of 10 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Friedman Fleischer & Lowe Parallel Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 659,035
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 659,035
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 659,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06652V208	Page 4 of 10 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS FFL Individual Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,067
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,067
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,067
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06652V208	Page 5 of 10 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS FFL Executive Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,393
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,393
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06652V208	Page 6 of 10 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Friedman Fleischer & Lowe GP III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,693,988
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,693,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,693,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06652V208	Page 7 of 10 Pages
SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Friedman Fleischer & Lowe GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,693,988
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,693,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,693,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

Amendment No. 1 to Schedule 13D
This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 13, 2015 (the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.
This Amendment No. 1 amends Item 5 as set forth below.
Item 6.   Interest in Securities of the Issuer
Items 5(a) and (c) of the Schedule 13D are hereby amended and restated as follows:
(a) In the aggregate, the Reporting Persons beneficially own 1,693,988 shares of Common Stock, constituting approximately 5.0% of the issued and outstanding Common Stock, which consists of 994,493 shares of Common Stock held by Friedman Fleischer & Lowe Capital Partners III, L.P., 659,035 shares of Common Stock held by Friedman Fleischer & Lowe Parallel Fund III, L.P., 21,067 shares of Common Stock held by FFL Individual Partners III, L.P. and 19,393 shares of Common Stock held by FFL Executive Partners III, L.P. The FFL Funds are controlled by Friedman Fleischer & Lowe GP III, L.P., their general partner, which is controlled by Friedman Fleischer & Lowe GP III, LLC, its general partner.
All ownership percentages of the securities reporting in this Schedule 13D are based upon 33,759,857 shares of Common Stock outstanding as of July 31, 2016, as reported on the Company’s Quarterly Report filed on Form 10-Q for the period ending June 30, 2016, as filed with the SEC on August 5, 2016.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the last 60 days from the date hereof is set forth in Annex A hereto and is incorporated herein by reference. All of the transactions in shares of Common Stock listed in Annex A hereto were effected in the open market or through a brokered block trade.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  November 7, 2016

Friedman Fleischer & Lowe Capital Partners III, L.P.
By: Friedman Fleischer & Lowe GP III, L.P., its general partner
By: Friedman Fleischer & Lowe GP III, LLC, its general partner
By:	/s/ Spencer C. Fleischer
Name:	Spencer C. Fleischer
Title:	Managing Member

Friedman Fleischer & Lowe Parallel Fund III, L.P.
By: Friedman Fleischer & Lowe GP III, L.P., its general partner
By: Friedman Fleischer & Lowe GP III, LLC, its general partner
By:	/s/ Spencer C. Fleischer
Name:	Spencer C. Fleischer
Title:	Managing Member

FFL Individual Partners III, L.P.
By: Friedman Fleischer & Lowe GP III, L.P., its general partner
By: Friedman Fleischer & Lowe GP III, LLC, its general partner
By:	/s/ Spencer C. Fleischer
Name:	Spencer C. Fleischer
Title:	Managing Member

FFL Executive Partners III, L.P.
By: Friedman Fleischer & Lowe GP III, L.P., its general partner
By: Friedman Fleischer & Lowe GP III, LLC, its general partner
By:	/s/ Spencer C. Fleischer
Name:	Spencer C. Fleischer
Title:	Managing Member

Friedman Fleischer & Lowe GP III, L.P.
By: Friedman Fleischer & Lowe GP III, LLC, its general partner
By:	/s/ Spencer C. Fleischer
Name:	Spencer C. Fleischer
Title:	Managing Member

Friedman Fleischer & Lowe GP III, LLC
By:	/s/ Spencer C. Fleischer
Name:	Spencer C. Fleischer
Title:	Managing Member

ANNEX A

TRANSACTIONS IN THE COMMON STOCK BY THE REPORTING PERSONS

The following tables set forth all transactions in the Common Stock effected by the Reporting Persons in the last 60 days. All prices per share exclude commissions.

Friedman Fleischer & Lowe Capital Partners III, L.P.

Date of Sale	Total Shares Sold	Price Per Share	How Effected
November 4, 2016	531,301	$43.24	Block trade

Friedman Fleischer & Lowe Parallel Fund III, L.P.

Date of Sale	Total Shares Sold	Price Per Share	How Effected
November 4, 2016	352,084	$43.24	Block trade

FFL Individual Partners III, L.P.

Date of Sale	Total Shares Sold	Price Per Share	How Effected
November 4, 2016	11,255	$43.24	Block trade

FFL Executive Partners III, L.P.

Date of Sale	Total Shares Sold	Price Per Share	How Effected
November 4, 2016	10,360	$43.24	Block trade